February 7, 2011

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: H. Christopher Owings Assistant Director

Re:
iGambit, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed January 6, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed September 13, 2010
Form 10-Q/A for Fiscal Period Ended March 31, 2010
Filed September 13, 2010
Form 10-Q for Fiscal Period Ended June 30, 2010
Filed August 16,2010
Form 10-Q for Fiscal Period Ended September 30, 2010
Filed November 22, 2010
File No. 000-53862

Dear Mr. Owings:

The purpose of this letter is to provide the Company’s responses to the  January 21, 2011 Comment Letter (the “5th Comment Letter”) to Mr. John Salerno, Chief Executive Officer of iGambit, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the 5th Comment Letter.  For your convenience, we have restated the comments from the 5th Comment Letter below followed by the Company’s responses.

Amendment No. 4 to Registration Statement on Form 10

COMMENT 1.
Please apply comments 4-10 below to your Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the fiscal period ended March 31, 2010, Form 10-Q for the fiscal period ended June 30, 2010, and Form 10-Q for the fiscal period ended September 30, 2010, as applicable.

Response:
The Company will file an amendment to the Form 10-K for the fiscal year ended December 31, 2009 and amendments to Form 10-Q for the fiscal period March 31, 2010, and Form 10-Q for the fiscal period ended June 30, 2010, and 10-Q for the fiscal period ended September 30, 2010 applying all comments relating to the Form 10, as applicable.  Pursuant to discussions between the Company and the Staff, the Company will file the foregoing amendments promptly upon the resolution of all outstanding Staff comments set forth in the 5th Comment Letter and the Staff’s completion of its review.

COMMENT 2.	Please update the disclosure throughout your filing as of a more recent date. As examples only we note the following:

•	Bad debt charges are currently disclosed as of December 31, 2009 (page 13);
• The beneficial ownership table is as of August 15, 2010 (page 18);
•	The information under “Holders” is as of August 15, 2010 (page 23); and
•	The information under Item 11 is as of November 30, 2009 (page 25).

Response:	We have updated the disclosures throughout the Company’s Form 10 to more recent dates, as appropriate, including, but not limited to, each of the specific examples set forth in Comment 2 above.

COMMENT 3.
Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010. For additional guidance, please refer to Interpretive Response 217.11 of the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:	We have updated our compensation disclosure to include the required information for our recently completed fiscal year ended December 31, 2010.

Annual Financial Statements, page F-1

Report of Independent Registered Public Accountant, page F-1

COMMENT 4.
We reviewed your response to comment three in our letter dated December 20, 2010 noting that, according to your auditor, the audit report does not need to include an explanatory paragraph referring to the correction of errors disclosed in Note 4 and does not need to be dated accordingly primarily “due to materiality”. In light of your conclusion that a restatement was warranted, the notion of immateriality would not appear to apply in this case. As such, we continue to point to Auditing Standards Codification Sections AU 420.12 and 530.05. We further refer you and your auditor to paragraph 9 of Auditing Standard Number 6 that notes the correction of a material misstatement in previously issued financial statements should be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph.

Response:	Our auditor has included an explanatory paragraph in his report referring to the restatement described in Note 4 and has dated the report appropriately.

Consolidated Statements of Cash Flows, page F-5

COMMENT 5.
We reviewed your response to comment four in our letter dated December 20, 2010. It appears that net cash provided by discontinued operations from operating and investing activities for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows still is not consistent with the disclosure of cash received from DDC disclosed on pages 7 and 17. Further, the disclosure of cash received from DDC for the nine months ended September 30, 2010 disclosed on page 17 appears inconsistent when compared to the disclosure of cash received from DDC disclosed on page 7. As previously requested, please revise and/or reconcile for us the amounts disclosed on page 7, page 17 and the net cash provided by discontinued operations from operating and investing activities for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows.

Response:
We have added the following information on page 16 and 17 to reconcile the amounts shown on page 7 to the statement of cash flows. Also included in discontinued investing activities is cash provided by DDC contingency payment escrow of $14,742 for the year ended December 31, 2009 and cash used by DDC contingency payment escrow of $118,552 for the year ended December 31, 2008, resulting in net cash provided by discontinued investing activities of $1,459,757 and $608,043 for the years ended December 31, 2009 and 2008, respectively.  Also included in discontinued investing activities is cash provided by DDC contingency payment escrow of $150,985 for the nine months ended September 30, 2010 and cash provided by DDC contingency payment escrow of $15,118 for the nine months ended September 30, 2009, resulting in net cash provided by discontinued investing activities of $1,500,422 and $1,095,936 for the nine months ended September 30, 2010 and 2009, respectively.

COMMENT 6.
We reviewed your response to comment five in our letter dated December 20, 2010. Please explain why your classification of the $141,538 repayment of prepaid contingencies as net cash used in operating activities rather than net cash used in financing activities complies with the guidance in ASC 230. In this regard, the disclosure in the third paragraph on page F-11 suggests that the $141,538 was borrowed from DDC and, therefore, the repayment of the $141,538 would appear to represent a repayment of a borrowing.

Response:	We have reclassified the amount on the statement of cashflows to record the amount as a financing activity and we have clarified our disclosure on page 18.

Notes to Financial Statements, page F-6

Note 4. Restatement of Prior Period Consolidated Financial Statements, page F-14

COMMENT 7.
We reviewed your response to the comment seven in our letter dated December 20, 2010 noting your statement that no stock options or warrants vested until May 26, 2010 and therefore, you did not recognize compensation expense in the three months ended March 31, 2010. Based on this statement and review of the terms of certain warrants outstanding disclosed on pages 24 and 25, it appears that you do not recognize stock-based compensation for stock options and warrants prior to vesting dates. If this assumption is incorrect, please advise in detail. Otherwise, please explain how this accounting policy complies with ASC 718-10-35-2 which states that the compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period.

Response:
Upon further review we acknowledge that per ASC 718-10-35-2 we accounted for the issuance of options incorrectly. Upon recalculation of the value of the warrants issued it was determined the total value of the warrants issued was $2,030. As the value was not material we elected to expense them fully in the period when they were issued. We have restated our financial statement to reflect these changes.

COMMENT 8.
We reviewed your response to comment eight in our letter dated December 20, 2010. Please confirm that the proposed disclosure provided in the response will be included in an amended Form 10-K for the fiscal year ended December 31, 2009 or otherwise advise. In addition, as previously requested, please tell us whether you intend to reconsider the adequacy of your previous disclosures in your annual and quarterly periodic reports regarding the effectiveness of your disclosure controls and procedures in light of the restatements.  Also tell us whether you intend to amend your annual and quarterly periodic reports to revise your disclosure and describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of disclosure controls and procedures. If your disclosures controls and procedures are effective despite the restatement, please tell us the basis for the officers’ conclusions.

Response:
We have reconsidered our previous disclosures in our annual and quarterly periodic reports regarding the effectiveness of our internal controls over financial reporting and disclosure controls and procedures in light of the restatements to our financial statements, and have deemed those disclosures to be inadequate given said restatements.  As acknowledged in our response to Comment 1, we will file an amendment to the Form 10-K for the fiscal year ended December 31, 2009 and amendments to Form 10-Q for the fiscal period March 31, 2010, and Form 10-Q for the fiscal period ended June 30, 2010, and 10-Q for the fiscal period ended September 30, 2010, promptly upon the resolution of all outstanding Staff comments set forth in the 5th Comment Letter and the Staff’s completion of its review.  We will include in the amendment to our Form 10-K disclosure that our internal controls over financial reporting were not effective as of December 31, 2009 (similar to the disclosures set forth in our response to Comment 8 in our letter dated December 20, 2010), as well as disclosure that our disclosure controls and procedures were not effective as of December 31, 2009.  We will include in the amendments to our Form 10-Q’s that our disclosure controls and procedures were not effective as of the last day of the fiscal quarters covered by said reports.  In each case we will describe the errors in our financial statements, the resulting restatements of said financial statements, and our conclusion that said errors were caused by material weaknesses.

Note 6. Stock Based Compensation, page F-18

COMMENT 9.
We reviewed your response to comment 12 in our letter dated December 20, 2010. We understand that the weighted average grant-date fair value of all warrants and options was $0.10 for all periods presented. In addition, we understand that the common shares underlying the warrants and options were also determined to have a fair value of $0.10 for all periods presented. If our understanding is incorrect, please advise. Otherwise, please provide us with the assumptions used to value all options and warrants issued from January 1, 2008 through September 30, 2010, including but not limited to the assumptions used to measure, at the end of each reporting period, the warrants granted to the securities broker firm and securities law firm as discussed in your response to comment 11 in our letter dated December 20, 2010. We are requesting this information since we are difficulty recalculating an approximate $0.10 grant date fair value for all options and warrants with the exception of the 1,500,000 options issued to Jekyll in the business acquisition.

Response:
After further review we have determined that the $.10 value is incorrect on a forward basis. We have recalculated our Black-Scholes values taking into account that the value of the company’s stock has been decreasing. We have restated our financials to reflect a reduction on the expense of $51,970.

COMMENT 10.
We reviewed your response to comment 13 in our letter dated December 20, 2010. Your response did not adequately address all aspects of our comment. Therefore, the comment is repeated. We reviewed your responses to comments 12 and 14 in our letter dated October 6, 2010, your response to comment 29 in our letter dated July 1, 2010 and your disclosures throughout the Registration Statement. It appears that you have used a $0.10 common share fair value when: 1) valuing the common shares and the common shares underlying options issued in the Jekyll acquisition, 2) valuing the common shares underlying options and warrants granted in the years ended December 31, 2008 and December 31, 2009 and the nine months ended September 30, 2010, and 3) measuring the common shares underlying the warrants granted to the securities broker firm and securities law firm in compliance with FASB ASC 505-50-30-11 and 505-50-30-12 as of the end of each reporting period. If not, please advise. If so, please explain why the fair value of your common shares has not changed from December 31, 2008 through September 30, 2010 considering the expiration of a significant portion of the five year contingency payment term with DDC, the issuance of any securities and the purchase and of Jekyll.

Response:
After further review we have determined that the $.10 value is incorrect on a forward basis. We have recalculated our Black-Scholes values taking into account that the value of the company’s stock has been decreasing. We have restated our financials to reflect a reduction on the expense of $51,970.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

  /s/  Clint J. Gage
Clint J. Gage

New York Cleveland Toledo Akron Columbus Cincinnati Washiigton, D.C.Tallahassee Orlando Fort Myers Naples Fort Lauderdale
33334 v_01 \ 120453.0001

33632 v_01 \ 120453.0001

U.S. Securities and Exchange Commission
H. Christopher Owings
February 7, 2011
Page

IGAMBIT, INC.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

February 7, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:                      H. Christopher Owings, Assistant Director

Re:	iGambit, Inc. (File No. 000-53862) (the “Company”)

Dear Mr. Owings:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

*           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IGAMBIT, INC.

By:             /s/           John Salerno
John Salerno
Chief Executive Officer